Exhibit 13.1

TriPoint Global Equities to Host a Panel Bringing Back the Small Cap IPO: 2017 Reg A+ Outlook  February 28, 2017 - 1:30 pm EST at National Investment Banking Association's (NIBA) New York Conference

Featured Companies: BANQ® a division of TriPoint Global Equities, LLC, Myomo, Inc., Duane Morris LLP and the NYSE

NEW YORK, NY, February 15, 2017 – BANQ®, a division of TriPoint Global Equities, LLC, a leading electronic broker-dealer, announced today that it will be hosting a panel on February 28, 2017 at the National Investment Banking Association's (NIBA) New York Conference at the Westin New York Grand Central. This exclusive panel will explore Reg A+ IPOs as the new alternative to traditional S-1s. The discussion will focus on how mature organizations with large social followings can effectively tap their customers, fans, and equity markets in a hybrid approach.  The speakers will highlight listing options at NYSE for qualifying Reg A+ issuers, review current Reg A+ hybrid offerings, and discuss key banking, marketing, and legal strategies. Settlement and delivery will also be addressed.

Please register for NIBA at http://nibanet.org/attend-2

TriPoint Global Equities LLC, Myomo, and Duane Morris LLP will provide guidance on how companies can leverage the new Reg A Plus to finance and grow their business.

When: February 28, 2017
Where: National Investment Banking Association's (NIBA) New York Conference at the Westin New York Grand Central Registration: http://nibanet.org/attend-2
Moderator: David Feldman (Attorney, Duane Morris) will be joined by:

●	Mark Elenowitz, CEO and Founder, BANQ
●	Paul Dorfman, Director, NYSE
●	Paul Gudonis, CEO, Myomo Inc.

Topics will include:

●	Reg A+ IPOs as the new alternative to traditional S-1s
●	How mature organizations with large social followings can tap their customers, fans, and equity markets in a hybrid approach
●	Listing options at NYSE for qualifying Reg A+ issuers

About Mark H. Elenowitz

Mark H. Elenowitz, CEO and Founder of BANQ, the electronic division of TriPoint Global Equities, LLC, is an electronic investment banking platform that will streamline the matching of accredited investors with quality growth companies and alternative investment opportunities.  Mr. Elenowitz is responsible for the overall corporate development of TriPoint and BANQ, advising clients on structuring, financings and acquisitions. He has extensive experience in advising clients on governance, compliance, and capital markets navigation including acting as a member of the board of directors. He has worked with numerous public and private companies. Mr. Elenowitz integrates a strong, successful entrepreneurial background with extensive financial services and capital markets experience. He has assisted numerous companies in a "soup-to-nuts" process, preparing them for life as a public company and advising them on an ongoing basis as to further rounds of financing, strategic acquisitions and a broader investor base via a listing on a higher securities exchange or market. He is an expert in capital markets investigative analysis of trading activity, short selling and market activity providing investigative services for Board of Directors, Special Committees and public companies. Mr. Elenowitz also serves as an expert witness in FINRA arbitrations and court actions. Mr. Elenowitz is also Managing Director of TriPoint Capital Advisors, LLC, a merchant banking and financial consulting affiliate of TriPoint Global Equities. He is the recipient of several entrepreneurial awards and has been profiled in BusinessWeek and CNBC, as well as several other publications. He is a graduate of the University of Maryland School of Business and Management with a B.S. in Finance.  He holds Series 24, 62, 63, 79, 82 and 99 licenses.

About BANQ & TriPoint

TriPoint Global Equities, LLC ("TriPoint "), a FINRA member firm, is a boutique investment bank, with corporate finance and sales and trading services. TriPoint focuses on providing U.S. and non-U.S. companies of up to $500 million in revenue with capital raising, corporate finance advisory services and assistance with navigating the regulatory environment for companies listing on U.S. markets. TriPoint Global maintains specialized practices in institutional private placements, sales and trading, mergers and acquisitions, and corporate finance. BANQ®, the online division of TriPoint,   www.banq.co, is an electronic investment banking platform that streamlines the matching of investors with quality growth companies and alternative investment opportunities.  BANQ® provides investors access to exciting companies with exposure to rapidly growing sectors and new technologies.  BANQ® takes the entire public and private offering process digital and online, providing access to U.S. opportunities and offerings in the U.S. markets.  BANQ® widely markets its offerings utilizing the new general solicitation and advertising rules promulgated by the U.S. Securities & Exchange Commission, in response to the passage of the JOBS Act of 2012 including Reg A+ and Reg D. TriPoint has offices in New York City, Jericho, NY, Akron, OH, Beijing China and Washington, D.C. For more information, please visit http://www.tripointglobalequities.com.

To Inquire for BANQ Services:

inquiries@banq.co

www.banq.co

Legal Disclaimer

Myomo is conducting an offering that will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

###